Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources" or the “Company”)

Jersey, Channel Islands, 16 May 2017

DIRECTOR’S DISPOSAL OF SHARES

Randgold Resources announces that Mark Bristow, a director of the Company, notified the Company on 15 May 2017 of the sale of 50 000 ordinary shares in the Company (the “Shares”), which took place on the same day, at a price of £72.437 per Share.

Following the disposal of Shares notified above, Mark Bristow’s shareholding in the Company is now 768 642 Shares or 0.82% of the current issued share capital of the Company.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 7711338	Email: randgold@dpapr.com

Website: www.randgoldresources.com